# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viracta Therapeutics, Inc., CIK 0001061027
CUSIP: 92765F108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2533 S. Coast Hwy, Cardiff, California (CA), 92007
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001232643

## Reporting persons
- Forward Ventures V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 847,600; shared voting power 0; sole dispositive power 847,600; shared dispositive power 0; aggregate amount beneficially owned 847,600 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Viracta Therapeutics, Inc.
Address of issuer's principal executive offices: 2533 S Coast Hwy 101, Suite 101, Cardiff CA 92007

## Item 2. Person Filing
Name of person filing: Forward Ventures V, L.P., a Delaware Limited Partnership, Forward V Associates, LLC, a Delaware Limited Liability Company, and Standish M. Fleming. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Forward Ventures Services, LLC
4975 Concannon Ct., San Diego, CA 92130-2723
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 847,600
Percent of class: 4.3
Sole power to vote or to direct the vote: 847,600
Shared power to vote or to direct the vote: See response to row 7.
Sole power to dispose or to direct the disposition: 847,600
Shared power to dispose or to direct the disposition: See response to row 7.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Forward Ventures V, LP: /s/ Standish M. Fleming, Managing Member, Forward Ventures V Associates LLC General Partner (02/14/2025)